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August 6, 2010

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Attn:	Errol Sanderson

Re:	Zhong Wen International Holding Co., Ltd.
Registration Statement on Form S-l
Filed June 21, 2010
File No. 333-167663

Dear Mr. Sanderson:

We represent Zhong Wen International Holding Co., Ltd (the “Company”) in United States securities matters.  The Company has filed Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), in response to the comment letter of July 15, 2010.

The text of the comment letter and the Company’s responses are set forth below.  “Other Changes” denotes those changes which have been made other than in response to specific comments, but are related to specific comments, as well as changes not so related.  Page references should tie to numeration in the Amendment.

General

Comment 1:

We note that certain of the shares you are registering for resale are to be sold by persons and/or entities that appear to be affiliates of your company. Given the size of the offering by these selling shareholders relative to the number of shares outstanding held by non-affiliates and the nature of the offering, this transaction appears to be a primary offering of your shares to the public, with these selling shareholders acting as the conduit in that distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(l)(i) of Regulation C. We may have further comment after reviewing your response.

Alternatively, if you concur with our view that the proposed offering is a primary offering but wish to proceed with the offering on a continuous or delayed basis under Rule 415(a)(ix) of Regulation C, please revise the registration statement:

•	To include a price that is not tied to the market price of the securities and that will last for the duration of the offering.

•	To provide the information required in a primary offering for which you have indicated that it is not applicable, such as determination of offering price and use of proceeds.

•
To identify these selling shareholders as underwriters and provide the information required by Item 508 of Regulation S-K for each. Please be advised that language such as “might be deemed to be” or “may be deemed to be” underwriters is unacceptable.

We note that you are not eligible to register a primary offering on a delayed or continuous basis under Rule 415(a)(l)(x) because you are not Form S-3 eligible for a primary offering. We also note that you are not eligible to conduct an at the market offering under Rule 415(a)(4), which requires that a registrant be eligible to conduct a primary offering on Form S-3.

Response:

The three officers (which includes the sole director, Mr. Sun Hongyi) of the Company will not be selling any of their shares through the registration statement.  Disclosure under “Selling Shareholders” on page 9 has been amended to delete such persons as sellers; only the minority shareholders are so named, none of whom are affiliates of the Company.  An increased registration fee (see the facing page of the Amendment) has been paid because of the forward stock split (see Other Changes below).  The Selling Shareholders table on page 9 reflects the stock split.

As a result of eliminating the sellers as statutory underwriters, we believe the registration statement as amended does not constitute a primary offering of the Company’s securities, and that the offering of shares by minority shareholders may be conducted as a continuous or delayed offering.  The Rule 415 box has been checked on the facing page of the registration statement (see our response to Comment 7 below).

Other Changes:

The Company amended its Certificate of Incorporation in July, 2010 to forward-split the outstanding shares (on a 10:1 basis) from 400,000 to 4,000,000 shares, and in connection therewith increased the authorized common stock from 1,000,000 shares to 6,000,000 shares.  These capital structure changes are reflected in the increased ownership of all shareholders, including the ownership shown for the Selling Shareholders (page 9); and in Description of our Common Stock and Description of Securities (pages 4 and 11).

On page 8 (Use of Proceeds), disclosure has been added to the effect that proceeds of sale by named sellers through the prospectus will not be loaned to, or be used to buy more stock in, the Company.

Comment 2:

Rule 419(a)(2) of Regulation C defines a blank check company as a company issuing penny stock that is “a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies” and is issuing penny stock. In discussing this definition in the adopting release, the Commission stated that it would “scrutinize...offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.”  See Securities Act Release No. 6932 (April 13, 1992).  In carrying out this mandate, our assessment of your status under the definition can be based only upon the representation of your proposed business in your registration statement. We also refer you to proposing Securities Act Release No. 6891 (April 17, 1991). Your disclosure indicates the following:

•	You are a development stage company with no revenues and have received a going concern opinion from your auditor;

•	You issue penny stock;

•	You have no operations, no assets (except for cash) and no employees;

•	You will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding; and

•	The registration statement contains very general disclosure related to the nature of your business plan.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please revise the registration statement to comply with Rule 419 of Regulation C. In particular, please revise your filing to include the disclosure required by Item 419(c) of Regulation C and confirm that you will file post-effective amendments as required by Rule 419(d) and (e) of Regulation C. Please be advised that the offer must contain the terms set forth in Rule 419(e)(2) of Regulation C. Please revise your prospectus to describe these terms.

If you believe that you do not fall within the definition of a blank check company, please supplementally provide to us a detailed explanation as to why Rule 419 does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger with any entity in an unrelated industry. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including a specific business plan for the next twelve months. In providing the specific business plan, the disclosure should incorporate the company’s day-to-day operations. We may have additional comments following the review of your revised disclosures.

Response:

As stated in both the original filing and the Amendment, the Company is issuing “penny stock.”  Additionally, though the Company is a development stage enterprise, we refer you to pages 13 and 14 of the Amendment, which disclose the specific business plan (an extensive and quantified enlargement of prior disclosure).  The Company did not state in the original filing that it intends to engage in a merger or other acquisition with an unidentified company or companies (or other entity or person).  Now, the Amendment contains the Company’s affirmative statement (on page 2) that it does not intend to engage in such transactions, and further has no intention of engaging in a reverse merger with any entity in an industry unrelated to its business (the latter being in response to the second sentence of the last paragraph in this Comment 2.

Finally, the Amendment does have new disclosure of its specific business plan for the next 12 months (this is in response to the third sentence of the last paragraph of Comment 2).  The business plan is founded upon the Sales Agency Agreement (executed as of June 23, 2010) with the PRC equipment manufacturer.  Regarding the execution of the Agreement, please see our responses to comments 9 and 15.

The two-part definition of blank check company in Rule 419(a)(2) is stated in the conjunctive, not the disjunctive.  Because the Company is issuing penny stock under clause (ii), but is not an enterprise in the scope of clause (i), we believe the Company is not a blank check company.

Comment 3:

Please advise us as to all other registration statements of companies for which your officers and directors may have acted as promoters, or in which they have a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your officers and directors and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Response:

We have added negative disclosure on page 19 following officer and director business experience disclosure, under the caption Directors, Executive Officers, Promoters, and Control Persons.

Comment 4:

Please revise your disclosure throughout the filing to state that you are currently a shell company, as it appears from your disclosure that you have both nominal operations and nominal assets. See Rule 405 of Regulation C. In addition, revise your related Rule 144 disclosure to reflect that you are a shell company. Note that Rule 144 is not available for the resale of securities initially issued by issuers with no operations and assets consisting of cash and nominal other assets. See Rule 144(i) of the Securities Act.

Response:

Disclosure of shell company status has been disclosed at several places within the Amendment.  As examples, the third paragraph under Business and Structure, and in Purpose of This Offering, both on page 2; Number of Shares That Could be Sold Under Rule 144 (on page 3); the second risk factor on page 4; and under the Overview portion (page 16) of MD&A.

Comment 5:

Please explain why you are registering shares for resale at this time in light of the disclosure in your filing that you need to raise additional capital to continue your operations. For example, are you contractually obligated to do so? Further, please add a risk factor discussing the fact that selling shareholders may compete with the company for buyers of your shares, making it potentially more difficult for the company to raise money.

Explanation is provided by expanded disclosure under Purpose of This Offering on page 2, and the requested risk factor (referenced on page 2) has been added on page 5.  The Company is not contractually obligated to file the S-1.

Comment 6:

Please revise the prospectus to provide the information required by Item 201(a)(2)(ii) of Regulation S-K.

Response:

Complied with by the disclosure under Number of Shares That Could be Sold Under Rule 144 on page 3.

Front Cover Page of the Registration Statement

Comment 7:

Since the securities being registered are to be offered and sold on a continuous or delayed basis, it is unclear why the Rule 415 box is not checked. Please revise accordingly.

Response:

Thank you, the check inadvertently was not made.  Please see the facing page of the Amendment.

Outside Front Cover Page of the Prospectus

Comment 8:

We note the disclosure in the third paragraph regarding the risk factors. It does not appear that the risk factors begin on page 1.   Please revise accordingly.

Response:

Thank you, the risk factors now are shown to start on page 4.

 Prospectus Summary, page 3

Comment 9:

The disclosure in this section and elsewhere in the filing discusses your business as if you already have entered into a definitive sales agency agreement. However, it does not appear that you have done so. Please revise accordingly.

Response:

The original filing contemplated that the Agreement would take effect when the subsidiary Zhongwenbo was formally registered as a corporation in Hong Kong, and at filing date, incorporation papers had been submitted for processing.  Zhongwenbo was registered as of June 23, 2010 and became the Company’s subsidiary on that date.  The Agreement bears an effective date of June 23, 2010, which is shown on the Agreement re-filed as an exhibit with the Amendment.

The Amendment reflects execution of the Agreement in several places (for examples, the first paragraph on page 2 under Business and Structure; and on page 14 under the opening paragraph of Sales Agency Agreement).

Risk Factors, page 4

Comment 10:

Please delete the third and fourth sentences in the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks or risks that may become material. For additional guidance, please refer to Staff Legal Bulletin No. 7A, sample comment #30.

Response:

Complied with in the introductory paragraph under Risk Factors on page 4.

Comment 11:

Please add additional risk factor subheadings to specifically discuss the risks disclosed under “OTC Bulletin Board Considerations” on page 12.

Response:

The requested risk factor has been added to the original second risk factor on page 7.

Comment 12:

You state on page 6 that you conduct substantially all of your business through your operating subsidiary in the PRC, which is a wholly foreign owned enterprise in China. Please tell us the name of this operating subsidiary. We note from your corporate structure on page 13 that this subsidiary appears to be Hongkong Zhongwenbo International Group Company Limited; however, this company is organized pursuant to articles of incorporation which have been filed under Hong Kong law, as disclosed on page 3. We note, instead, that Shandong Zhongwen Industrial Group Company Limited (SZIG) isan unrelated limited liability company established under the laws of the PRC. We also note the disclosure in the firstparagraph on page 14. Please advise.

Response:

Thank you.  The second risk factor under Risks Relating to Doing Business in China has been corrected.  The Company has not organized a WFOE and may or may not do so in the future.  The corporate structure disclosure on page 15 also has been clarified.

Selling Shareholders, page 9

Comment 13.

Please revise your table to show that 158,600 shares are being registered, instead of 15,600 shares.

Response:

The number of shares sought to be registered for resale has increased to 578,000 due to the forward stock split and deletion of affiliates as sellers.  Thank you for catching the arithmetic error in the original filing.

Business, page 13

Comment 14:

Please revise to provide the information required by Item 101(c)(1)(x) of Regulation S-K.

Response:

Disclosure has been added under Business – Competition on page 15.

Sales Agency Agreement, page 14

Comment 15:

We note the disclosure in the first paragraph regarding the expected date of June 25, 2010 as the time when Zhongwenbo will commence operations and the sales agency agreement will be executed. Please update this disclosure.

Response:

Please see our response to comment 9.

Comment 16:

We note the disclosure in the fourth sentence of the first paragraph that the summary is qualified by reference to the agreement. You may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly.

Response:

The subject paragraph, now on page 14, has been changed in line with the comment.

Management’s Discussion and Analysis, page 15

Comment 17:

We note that Prepayment, deposits and other receivables of $36,217 is your only asset at June 15, 2010 as shown on the balance sheet on page F-2. However, you state on page 16 that this amount consists of cash and that as of the date of the prospectus, you have no cash remaining. Please clarify the nature of the $36,217, and revise your aforementioned statements accordingly.

Response:

Complied with through expanded disclosure under Liquidity on page 16.

Comment 18:

Please disclose herein the nature of Other payables and accruals of $65,000, the only liability on the balance sheet.

Response:

Please see the responsive changes on page 16.

Comment 19:

We note the disclosure in the first paragraph on page 16 regarding the benefits you may receive from registering your common stock. Please revise to provide a materially complete description of these benefits.

Response:

The deadline for the possible benefits previously mentioned in a general way, has passed.  As a result, the prior disclosure has been deleted.

Comment 20:

We note the disclosure under “Liquidity” on page 16. Given your history of no revenues, please disclose how you intend to satisfy the costs that you will incur as a result of becoming a public company upon the registration statement’s effectiveness. We also note the disclosure in the second risk factor on page 7. Further, please revise your plan of operation to specifically address the costs associated with being a public company.

Response:

Complied with, please see added disclosure under Plan of Operations on page 17.

Directors, Executive Officers, Promoters, and Control Persons, page 18

Comment 21:

Please disclose the information required by Item 407(a) of Regulation S-K. Refer to Item 11(n) of Form S-1.

Response:

Thank you.  Complied with by new disclosure under Corporate Governance and Board Committees, on page 19.

Comment 22:

Please revise the biography of Mr. Shen Peng to provide his business experience for the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Response:

Complied with on page 19.

Comment 23:

Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Sun Hongyi should service as a director of your company.

Response:

Disclosure has been added to Mr. Sun Hongyi’s biography on page 19.

Undertakings, page 23

Comment 24:

Please provide the undertaking required by Item 512(h) of Regulation S-K.

Response:

Complied with, thank you.

Signatures, page 24

Comment 25:

Please revise to provide the signatures in the format required by Form S-l. Refer to Instructions 1 and 2 to the Signatures portion of Form S-l.

Response:

Complied with, thank you.

Financial Statements

Comment 26:

Please revise to provide the financial statements in the prospectus. In this regard, we note that the financial statements currently are located outside the prospectus at the end of Part II to the Registration Statement.

Response:

Thank you, the financial statements now are correctly contained within the prospectus.

Comment 27:

Please revise to label each of the financial statements as those of a development stage company. Refer to ASC Topic 915-205-45-4.

Response:

Complied with in the new financial statements included in the Amendment.

Consent

Comment 28:

Please have your auditors revise their consent to state the location from which they have issued the consent.

Response:

The consent now bears issue location, and has been filed as an exhibit.

If you should have any questions in the course of review, please call.

Yours Sincerely,

/s/ Stephen E. Rounds